UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended March 31, 2023

Shackelford Pharma Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

700 W Georgia Street, 25th Floor

Vancouver, British Columbia, Canada V7Y 1B3

(Full Mailing Address of Principal Executive Offices)

(888) 377-4225
Issuer's Telephone Number, Including Area Code

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our," "Company," "Shackelford," refer to Shackelford Pharma Inc. a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Semi-Annual Report on Form 1-SA that are forward-looking information or forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements in this this Semi-Annual Report on Form 1-SA include, but are not limited to statements about: Shackelford's intention to develop a commercially viable medicine; the development of SP1707 and the application of such into clinical trials; Shackelford's plan and timeline;;  the pursuit of Shackelford's products in accordance with FDA and other regulatory agency guidelines and regulations; potential registration of Shackelford's products with Health Canada for the Canadian market, the European Medicines Agency for the European Unioin and the TGA for Australia; and the business goals and objectives of Shackelford.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Shackelford to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to: Shackelford may not achieve a novel formaltion of its candidates as currently anticipated, or at all; Shackelford's candidates may never demonstrate efficacy in controlled clinical trials; Shackelford's timelines and completion of key milestones may not occur on the timeline currently anticipated, or at all; Shackelford may never develop a commercially viable medicine; Shackelford is dependent on external financing and may not be able to raise required financing to continue is business plan or operations on terms acceptable to Shackelford, or at all; the continued effects of international conflicts  may have a material adverse effect on Shackelford's performance as supply chains are disrupted and prevent Shackelford from operating its assets; competition; the bio pharma and pharmaceutical industry generally; and other related risks as more fully set out in the filings of Shackelford under the Shackelford's EDGAR filings with the U.S. Securities and Exchange Commission at www.sec.com.

The forward-looking statements in this Semi-Annual Report on Form 1-SA reflect the current expectations, assumptions and/or beliefs of Shackelford based on information currently available to Shackelford. In connection with the forward-looking statements contained in this Semi-Annual Report on Form 1-SA, Shackelford has made numerous assumptions, including assumptions about: the timelines and achievability of Shackelford's key milestones; the availability of financing on commercially reasonable terms; profitable use of Shackelford's assets going forward; and there will be no regulation or law that will prevent Shackelford from operating its business. Shackelford has also assumed that no significant events occur outside of Shackelford's normal course of business. Although Shackelford believes that the assumptions inherent in the forward-looking statement are reasonable, forward-looking statements are not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Except as otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report on Form 1-SA, whether as a result of new information, future events, changed circumstances or any other reason.

Change in Functional Currency and Reporting Currency

Prior to October 1, 2022, we used the Canadian dollar as our functional currency and reporting currency. As such, all dollar amounts in this MD&A related to periods prior to and including the six months ended March 31, 2022 and year-ended September 30, 2022 have been translated to U.S. dollars for comparative purposes, with the functional currency as the Canadian dollar.

On October 1, 2022, our functional currency and reporting currency changed from the Canadian dollar to the U.S. dollar based on the primary economic environment in which we operate. The change in functional currency is accounted for prospectively from October 1, 2022 and financial statements prior to and including the six months ended March 31, 2022 and the year-ended September 30, 2022 will not be restated for the change in functional currency. For comparative purposes, translation differences to the U.S. dollar as the reporting currency for prior periods, while the Canadian dollar was the functional currency are included as part of cumulative currency translation adjustment, which is reported as a component of shareholder's equity under accumulated other comprehensive loss. All references to "$" represented the U.S. dollar, and references to "C$" represented the Canadian dollar.

Company Overview

Shackelford Pharma Inc. was founded in June 2018 and incorporated under the Business Corporations Act (British Columbia) on June 19, 2018. The Company was created to develop, seek regulatory approval for and commercialize drugs based on Dr. Alan Shackelford's clinical experience. The Company's head office, registered records office and mailing address is located at 700 W Georgia Street, Suite 2500, Vancouver, BC Canada V7Y 1B3.

The Company is a clinical-stage biopharmaceutical company dedicated to developing, seeking regulatory approval for and commercializing medicines addressing epilepsy and related neurological disorders. Discovered in the 1990's, the endocannabinoid system is an important biological system involved in regulating many processes including immune responses, metabolism, and memory, among many others. Consequently, the Company believes that drugs that address this system could have application in the treatment of a variety of epileptic conditions. Shackelford has leveraged the real-world experience of Dr. Shackelford's clinical practice to guide our development decisions. Our first drug candidate is for the treatment of seizure disorders, either alone or in combination with other drugs.

Dr. Shackelford is supported by an expert research and development, medical and pharmaceutical team with a wealth of experience in end-to-end drug development (including preclinical neuroscience, toxicology, clinical research and development, clinical operations, project management, regulatory and medical document submission preparation, and formulation development), commercial operations, and marketing, to manage the development and commercialization of pharmaceutical products. It is the intention of the Company to be a trusted provider of medical solutions for healthcare professionals, regulatory agencies, payors, and the patients for whom our therapies will be prescribed.

The Company's goal is to become the global leader in the development and commercialization of regulated endocannabinoid focused therapies that:

• address significant unmet medical needs;

• meet the regulatory requirements of the pharmaceutical industry;

• comply with the legal and regulatory environments in major markets;

• provide clinicians with the confidence to treat their patients

Since inception, the Company has continued to evolve its business as it matures and gains further insights into its opportunities. Shackelford is focused on the development of pharmaceutical products as approved by the United States Food and Drug Administration ("FDA"). Six different therapeutic areas were identified from Dr. Shackelford's real-world experience. Those six areas were refined and prioritized to initially focus on epilepsy.

Management also recognizes the value of developing strong and durable global brands to establish a connection with physicians, patients, and consumers. The Company initially aims to create a corporate brand based on the extensive clinical experience and reputation of Dr. Shackelford and other Company employees.

Our Real-World Experience

Dr. Shackelford's real-world patient experience shows that in adult and pediatric patients with a specific seizure type, patients taking his cannabinoid-based treatment for at least one year resulted in clinically significant positive outcomes. The analysis of results (as of January 12, 2023) are shown in the table below. Published data from Jazz Pharmaceuticals, plc's cannabidiol ("CBD") based product, EPIDIOLEX®, is shown as a comparator.

Key messages from this analysis:

1) Over 350 patient years of real-world data from Dr. Shackelford's database in epilepsy. Adult and pediatric patients had been suffering from epilepsy for up to 46 years and 16 years, respectively, prior to being put on SP1707, suggesting overall, this has been a treatment for a refractory population.

2) Responder rates (meaning at least a 50% reduction in seizure frequency over a 1-year treatment period) were 71% in adults and 60% in pediatrics --- which is aligned with the response rates initially seen in FINTEPLA® (fenfluramine) open label studies and better than those observed with EPIDIOLEX®

3) Importantly, 1 year seizure remission rates, which were similar between adults and children were 40-44% (greater than those observed with EPIDIOLEX®).  Compared to baseline, or expected 1 year seizure remission rates for this type of seizure, SP1707 elicited ~9-fold improvement.

4) The safety and tolerability data for SP1707 has been positive, with only 2% of adult patients and no children reporting any adverse events.  This compares favorably to EPIDIOLEX® and other antiepileptic medicines.

Dr. Shackelford's Real-World Experience Compared to Published Data from Jazz Pharmaceuticals, plc.
	SP1707	SP1707	EPIDIOLEX®	EPIDIOLEX®
	Adult	Pediatric	Ped. RCTs	EAP
Demographics
Number of Patients	82	13	61-76 per indication	892
Male/Female	47/35	8/5	N/A	464/428
SZ/Epilepsy Duration Prior to SP1707 Treatment	Mean= 15.55; Up to 46 yrs	Mean=6.6; Up to 16 yrs	<18 yrs	N/A (age range 0-75, median 12 yrs)
Duration of Follow-Up (years)	307	49	~14-20	1755
Disease Outcomes: Benefit Comparison
Indication	Undisclosed	Undisclosed	DS, LGS, TSC	TRE
Responder Rate (>/=50% reduction in seizure frequency over 1 year period)	71% (24/34)	60% (6/10))	~45% @ 14 wks	53% @48 wks
1 YR Seizure Remission Rate (in patients with 1+ seizures in prior year with at least 1 year follow up post SP1707 treatment initiation)	44% (15/34)	40% (4/10)	6-7% @14 wks	11% @48 wks
Expected 1 YR Seizure Remission Rate	4-5%	4-5%	4-5%	4-5%
Increase in 1 YR Seizure Remission Rate over expected	~9X	~9X	~1.5X	~2X
Disease Outcomes: Safety
Adverse Events	2% (2/82)	0% (0/13)	Up to 12%	7%

KEY:
RCT = randomized controlled trial
EAP = expanded access program
N/A = not available
SZ = seizures
DS = Dravet Syndrome
LGS = Lennox-Gastaut Syndrome
TSC = Tuberous Sclerosis Complex
TRE = Treatment Resistant Epilepsy

While this real-world experience is on a relatively small data set, this data gives Shackelford a strong reason to believe that the Company is on the right path to develop a medicine that can potentially transform the way patients suffering from this devastating seizure type, across adult and pediatric seizure disorders, are treated. Our next step, once additional capital is raised, is to observe this treatment in a larger, more rigorous clinical study and to report the results.

SP1707 is the development name/number of the Company's first drug candidate undergoing clinical development that contains the active ingredient used by Dr. Alan Shackelford in his real-world experience in patients. The initial Phase 2 study of SP1707 in epilepsy patients will use an immediate-release oral formulation of SP1707 that will mimic the release characteristics of the cannabinoid that Dr. Shackelford used in his real-world experience treating patients. Ultimately, SP1707 is being developed as a proprietary extended-release oral cannabinoid formulation that is amenable to being dosed once daily in patients.

Competition

The biotechnology and pharmaceutical industries are subject to rapid and intense technological and regulatory change. We face, and will continue to face, competition in the development and marketing of our product candidates from other biotechnology and pharmaceutical companies, medical research institutions, government agencies and academic institutions. Some of these competitors can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require capital for research and development, regulatory compliance advice and expertise, marketing, sales, and support. The Company may not have sufficient resources to maintain research and development, marketing, sales, and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

Despite having more than 25 approved epilepsy medications available in the US, about 36% of people with epilepsy still experience uncontrolled seizures. Many of these medicines have significant undesirable side-effects that can seriously affect the patients' quality of life. Importantly, for many epilepsy patients, the suffering they endure goes well beyond seizures. They struggle with depression, impaired cognition, impaired brain development or even reversal of development progress in children. Regular seizures cause brain damage and can lead to patients needing to have sections of brain surgically removed.

We believe there is an opportunity to provide a better treatment option for patients with seizure disorders. Shackelford's drug candidate, SP1707, is being developed for the acute and chronic treatment of seizure disorders, either alone or as adjunctive therapy.

Competition may also arise from, among other things:

  other drug development or product technologies;
  methods of preventing or reducing the incidence of disease, including gene modifying therapy, in diseases or ailments that we target with our products; and
  new or other classes of therapeutic agents that render our products uncompetitive or obsolete.

Regulatory Environment

The Company will be pursuing development of pharmaceutical products in accordance with FDA and other Regulatory Agency guidelines and regulations. The Company intends to follow pharmaceutical regulations set forth in other jurisdictions and it may register products with Health Canada for the Canadian market, the European Medicines Agency for the European Union, and the TGA for Australia.

The FDA has, to date, approved the marketing application for the following cannabinoid derived drugs: cannabidiol, dronabinol, and nabilone.

Results from Operations for the six months ended March 31, 2023 and 2022

	Six months ended March 31,
	2023	2022
	$	$
Research and development	(979,286)	(1,118,888)
General and administration	(770,813)	(479,288)
Other income (loss)	(1,576)	(155,864)
Net loss	(1,751,674)	(1,754,040)

To date, we have not generated any revenues from planned operations.

For the six months ended March 31, 2023, we reported a net loss of $1,751,674 ($0.04 loss per share), compared to a net loss of $1,754,040 ($0.04 loss per share for the six months ended March 31, 2022).

Research and Development ("R&D") Expenses

R&D expenses of $979,286 were incurred for the six months ended March 31, 2023, compared with $1,118,888 incurred in the six months ended March 31, 2022. The increase in R&D expenses in the current period is primarily attributable to:

  An overall decrease in R&D expenses as the Company is awaiting further funding to file its Investigation New Drug ("IND") application with the FDA and advance its lead candidate SP1707 into the clinic.
  Offset by an increase in non-cash stock based compensation expense of $254,298 related to the inaugural grant of stock options in May 2022 to the R&D team.

General and administrative ("G&A") Expenses

G&A expenses of $770,813 were incurred for the six months ended March 31, 2023, compared with $479,288 incurred in the six months ended March 31, 2022. The increase in G&A expenses for the six months ended March 31, 2023 is primarily attributable to an increase in non-cash stock based compensation expense of $266,955 related to the inaugural grant of stock options in May 2023 to the G&A team.

Liquidity and Capital Resources

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, initiating preclinical and clinical studies, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of approximately $10.7 million as of March 31, 2023.

We are a development stage company and do not earn any revenues from our drug candidates. Accordingly, the Company is dependent on the external sources of capital as its sole source of operating working capital. The continuation of our research and development activities for our lead candidate SP1707 is dependent upon our ability to successfully raise additional capital through debt, equity, or other sources of financing. Such financings may not be possible on terms acceptable to the Company, or at all.

Cash Position

As at March 31, 2023, we had a cash balance of approximately $573,000, compared to approximately $1.51 million at September 30, 2022 and working capital at March 31, 2023 was approximately $494,000, compared to a working capital of $1.37 million at September 30, 2022.

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional R&D expenses, including expenses related to drug discovery, chemistry, manufacturing and controls, preclinical testing, clinical trials, and operating expenses associated with supporting these activities. It is expected that negative cash flow operations will continue to such time, if ever, that we receive regulatory approval to commercialize any of our products under development and such revenues from any such products should exceed our expenses at that time.

Contractual Obligations

The Company has no material contractual obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company expects to incur further losses in the development of its business. These factors indicate the existence of material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern.

As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its research and development, general and administrative, and other expenditures and discharge its liabilities in the normal course of business. There can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

Critical Accounting Policies and Estimates

This management's discussion and analysis of our financial condition and results of operations is based on our condensed interim consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the IFRS Interpretations Committee ("IFRIC"), including IAS 34, Interim Financial Reporting.

The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe there have been no significant changes in our critical accounting policies and estimates as discussed in our Annual Report on Form 1-K for the year ended September 30, 2022, except for the changes to both the reporting and functional currency from Canadian dollars to US dollars effective October 1, 2022.

Item 2.  Other Information

None.

Item 3.  Financial Statements

Shackelford Pharma Inc.

Condensed Interim Consolidated Financial Statements

For the six months ended March 31, 2023 and 2022

(Unaudited - expressed in U.S. Dollars)

Shackelford Pharma Inc. Condensed Interim Consolidated Statements of Financial Position (Unaudited - expressed in U.S. dollars)

	Notes	March 31	September 30
		2023	2022
		$	$
Assets

Current
Cash		572,861	1,509,134
Prepaid expenses		33,991	79,214
Deferred share issuance costs	7	126,462	72,801
GST receivable		7,075	7,482
		740,389	1,668,631

Non-current
Restricted cash	6	18,473	18,240
Total Assets		758,863	1,686,871

Liabilities

Current
Accounts payable and accrued liabilities		246,651	294,239
		246,651	403,212

Shareholders' Equity
Share capital	7	8,434,177	8,434,177
Subscription received	7	350,000	-
Share-based payment reserve	8	2,462,534	1,941,280
Accumulated deficit		(10,734,499)	(8,982,825)
		512,212	1,392,632

Total Liabilities and Shareholders' Equity		758,863	1,686,871

Nature of operations and going concern - Note 2

APPROVED BY THE BOARD

/s/ Alan Shackelford	Director	/s/ Mark Godsy	Director

2
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Shackelford Pharma Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited - expressed in Canadian dollars)

		Six months ended March 31,
	Note	2023	2022
		$	$
Operating expenses
Research and development	10	979,286	1,118,888
General and administrative	10	770,813	479,288
Loss before other items		(1,750,098)	(1,598,176)

Foreign exchange loss		(1,576)	(82,533)
Intangible asset impairment	8	-	(73,331)
		(1,576)	(155,864)

Net loss and comprehensive loss for the period		(1,751,674)	(1,754,040)

Loss per share
Basic and diluted		(0.04)	(0.04)

Weighted average number of shares outstanding
Basic and diluted		40,805,396	40,805,396

3
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Shackelford Pharma Inc. Condensed Interim Consolidated Statement of Cash Flows (Unaudited - expressed in Canadian dollars)

		Six months ended March 31,
	Notes	2023	2022
		$	$
Cash provided by/(used in):

Operating activities
Net loss for the period		(1,751,674)	(1,754,040)
Impairment of intangible assets	8	-	73,331
Stock-based compensation expense	7	521,254	-
Unrealized loss on foreign exchange		1,576	82,533
Changes in non-cash working capital items
Prepaid expenses		45,223	54,106
GST receivable		407	(6,721)
Deferred share issuance costs		(53,662)	-
Accounts payable and accrued liabilities		(47,588)	(39,309)

Cash used in operating activities		(1,284,464)	(1,663,431)

Financing activities
Subscription received	7	350,000	-
Cash provided by financing activities		350,000	-

Effect of foreign exchange on cash		(1,809)	(6,672)

Decrease in cash		(936,273)	(1,596,772)

Cash, beginning of period		1,509,134	4,802,224

Cash, ending of period		572,861	3,205,451

4
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Shackelford Pharma Inc. Condensed Interim Consolidated Statements of Changes in Equity For the six months ended March 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

	Notes	Number of common shares	Share capital	Subscriptions Received	Share-based payment reserve	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
		#	$	$	$	$	$	$

Balance at September 30, 2021		45,463,767	8,434,177	-	(256,126)	(3,572,004)	-	4,606,047
Net and comprehensive loss for the period		-	-	-	-	(1,754,040)	-	(1,754,040)
Cumulative Translation Adjustment	2	-	-	-	-	-	(182,813)	(182,813)
Balance at March 31, 2022		45,463,767	8,434,177	-	(256,126)	(5,326,044)	(182,813)	3,034,820

Balance at September 30, 2022		45,463,767	8,434,177	-	1,941,280	(8,982,825)	-	1,392,632
Subscriptions received	7	-	-	350,000	-	-	-	350,000
Stock based compensation	7				521,254	-	-	521,254
Net and comprehensive loss for the period		-	-	-	-	(1,751,674)	-	(1,751,674)
Balance at March 31, 2023		45,463,767	8,434,177	350,000	2,462,534	(10,734,499)	-	512,212

5
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

1. Nature of business

Shackelford Pharma Inc. (the "Company") was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on June 19, 2018. The Company's corporate office is PO Box 10026, Pacific Centre, 25th Floor-700 W Georgia Street, Vancouver, British Columbia, Canada.

The Company is dedicated to developing, seeking regulatory approval for and commercializing medicines addressing epilepsy and related neurological disorders. The Company focuses on market opportunities based on patentable unmet medical challenges utilizing the clinical experience of Dr. Alan Shackelford.

2. Basis of preparation and going concern

Statement of compliance

These unaudited condensed interim consolidated financial statements have been presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the IFRS Interpretations Committee ("IFRIC"), including IAS 34, Interim Financial Reporting. Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with IFRS have been omitted or condensed, and these condensed interim consolidated financial statements should be read in conjunction with the Company's September 30, 2022 audited financial statements.

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These condensed interim consolidated financial statements include the financial statements of the Company and its inactive wholly owned subsidiary Shackelford Pharma USA Inc. These condensed interim consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company's Canadian entity. The functional currency of the Company's foreign subsidiary is US dollars. The currency translation adjustment resulting from the translation of the foreign subsidiary's US dollar functional currency to the Company's Canadian dollar presentation currency is charged to other comprehensive income or loss and included in accumulated other comprehensive income or loss within the shareholders' equity section of the condensed interim consolidated statement of financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. Operating results for the six months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the full year ended September 30, 2023. For more information, see the Company's audited consolidated financial statements including notes thereto for the year ended September 30, 2022.

These condensed interim consolidated financial statements were approved by the board of directors on June 28, 2023.

Change in reporting and functional currency

Change in reporting currency

Prior to October 1, 2022, the Company used the Canadian dollar as its reporting currency. The Company elected to change to U.S. dollars as the reporting currency applied prospectively. All dollar amounts in related to periods prior to and including the six months ended March 31, 2022 and year-ended September 30, 2022, which had the functional currency as the Canadian dollar, have been translated to U.S. dollars for comparative purposes. Translation differences to the U.S. dollar as the reporting currency for prior periods, while the Canadian dollar was the functional currency, are included as part of cumulative currency translation adjustment, which is reported as a component of shareholder's equity under accumulated other comprehensive loss. All references to "$" represented the U.S. dollar, and references to "C$" represented the Canadian dollar.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

2. Basis of preparation and going concern (continued)

Change in reporting and functional currency (continued)

Change in functional currency

On October 1, 2022, the Company's functional currency changed from the Canadian dollar to the U.S. dollar based on the primary economic environment in which the Company operates. The change in functional currency is accounted for prospectively from October 1, 2022 and financial statements prior to and including the six months ended March 31, 2022 and the year-ended September 30, 2022 will not be restated for the change in functional currency.

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Nonmonetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined. Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.

The financial position and results of operations whose functional currency is different from the Company's presentation currency are translated as follows: assets and liabilities are translated at period-end exchange rates prevailing at the reporting date; and income and expenses are translated at average exchange rates for the period. Exchange differences arising on translation of foreign currency operations are recorded in accumulated other comprehensive income in the consolidated statements of comprehensive income.

Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for approximately the next twelve months. As at March 31, 2023, the Company had an accumulated deficit of approximately $10.7 million (September 30, 2022 - $9.0 million), and it expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainty that may cast significant doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its research and development, and general and administrative expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing in the past, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These condensed interim consolidated financial statements do not reflect adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

3. Accounting policies

Other than the change in reporting currency and functional currency as disclosed above, these condensed interim consolidated financial statements have been prepared on a basis consistent with the significant accounting policies disclosed in the annual financial statements for the year ended September 30, 2022.

Accounting standards issued but not yet effective

There are no accounting pronouncements with future effective dates that are applicable or are expected to have a material impact on the Company's condensed interim consolidated financial statements.

4. Management of capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern. In the management of capital, the Company includes its components of shareholders' equity.

The capital structure of the Company consists of equity attributable to common shareholders, comprised of issued capital and deficit.

The Company maintains and adjusts its capital structure based on changes in economic conditions and the Company's planned capital requirements. The Company may adjust its capital structure by issuing new equity, issuing new debt, or acquiring or disposing of assets.

The Company does not have a source of revenue. As such, the Company is dependent on external financing to fund its activities. In order to pay for research and development and general and administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management policies on an ongoing basis.  The Company is not subject to any externally imposed capital requirements. There were no changes to the Company's approach to capital management during the period ended March 31, 2023.

5. Financial risk management

a) Fair value

The Company measures certain financial instruments at fair value.

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability.

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Cash and restricted cash is measured using level 1 inputs.

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2023 and September 30, 2022. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

5.  Financial risk management (continued)

a) Fair value

As at September 30, 2022:	Note	Level 1	Level 2	Level 3	Total
Financial assets		$	$	$	$
Cash		1,509,134	-	-	1,509,134
Restricted Cash		18,240	-	-	18,240

As at March 31, 2023:	Note	Level 1	Level 2	Level 3	Total
Financial assets		$	$	$	$
Cash		572,861	-	-	572,861
Restricted Cash		18,473	-	-	18,473

The carrying amounts of cash, prepaid expenses, restricted cash, GST receivable, and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary

b) Credit Risk

The Company may have credit risk related to its cash and restricted cash. The Company manages credit risk associated with its cash and restricted cash by maintaining its cash balance in a highly rated Canadian financial institution. The Company has not experienced any losses associated with credit risk.

c) Interest Rate Risk

The Company is not exposed to any material interest rate risk on its cash and restricted cash.

d) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations from its cash. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. The Company monitors its cash flow on a monthly basis. The Company may obtain additional debt or equity financing in future periods.  Further into the future the Company is dependent on the profitable commercialization of its drug candidates or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved. As at March 31, 2023, the Company's liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

e) Foreign Exchange Risk

On October 1, 2022, the Company's functional currency changed from the Canadian dollar to the U.S. dollar based on the primary economic environment in which it operates. The Company will continue to incur expenses and hold cash balances in Canadian dollars, and as such, will remain subject to risks associated with foreign currency fluctuations. As at March 31, 2023, an adverse change of one percentage point in the foreign currency exchange rates of Canadian to U.S. dollars would have resulted in an immaterial change (March 31, 20-2 - immaterial change).

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

6. Restricted Cash

Restricted cash represents C$25,000 security held by a Canadian Chartered Bank as a guarantee for the Company's same day electronic processing facility and corporate credit card facility.

7. Share capital

a)  Authorized

Unlimited common shares without par value.

b)  Shares issued

Common shares: 45,463,767 (September 30, 2022: 45,463,767)

During the six months ended March 31, 2023 and March 31, 2022, the Company did not issue any shares.

c)  Regulation-A Offering

In February 2023, the Company initiated a financing for gross proceeds of $12,000,000 through the issuance of up to 8,000,000 common shares at $1,50 per share, utilizing a Regulation-A Offering Memorandum under the US Securities Act of 1933.  During the six months ended March 31, 2023, the Company received $350,000 in subscription payments and recorded $126,462 in deferred share issuance cost.

d)  Warrants

No warrants were issued or exercised during the six months ended March 31, 2023 (2022: nil). As at March 31, 2023, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of warrants #	Exercise price C$	Expiry Date
373,864	1.51	April 29, 2023
5,555	1.51	April 29, 2024
379,419

On April 29, 2023, the Board of Directors approved the extension of the 373,864 warrants that were due to expire on April 29, 2023 by one year, resulting in all 379,419 warrants with an expiry date of April 29, 2024.

e)  Stock Options

On March 29, 2022, the Company's Board of Directors approved the Shackelford Pharma Amended and Restated Equity Incentive Plan ("the Plan"), which allows for the grant of certain incentive equity awards to employees, officers, directors and consultants of the Company who will contribute to the Company's long-term success by providing them incentives that align their interests with those of the shareholders of the Company.

The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Plan has been fixed at 9,092,753 Common Shares, representing 20% of the Company's issued and outstanding Common Shares, on a non-diluted basis.

No stock options were granted during the six months ended March 31, 2023 and March 31, 2022. The Company recognized $521,254 of stock based compensation expense during the six months March 31, 2023 (2022: $nil).

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

7. Share capital (continued)

e) Stock Options (continued)

The following table is a summary of the Company's stock options as at March 31, 2023:

	Options Outstanding			Options Exercisable
Exercise Price	Outstanding	Weighted average remaining contractual life (years)	Weighted Average Exercise price	Exercisable	Weighted Average Exercise price
$	#	#	$	#	$
1.00 - 1.50	3,263,000	9.2	1.02	2,308,972	1.00
	3,263,000	9.2	1.02	2,308,972	1.00

8. Intangible assets

Ramot License Agreement

On January 21, 2020, the Company entered into an option agreement (the "Option Agreement") to receive an exclusive, worldwide license (the "License") from Ramot Tel Aviv University Ltd. ("Ramot") related to the prevention and reversal of age-related cognitive decline by ultra-low doses of tetrahydrocannabinol.  Pursuant to the Option Agreement, the Company had a period of three months, in consideration for which the Company paid Ramot $5,000 per month for a three month period, to arrive at terms and conditions satisfactory to each party for the grant of the License (the "License Agreement").  On August 9, 2020, the Company signed a license agreement with Ramot (the "Ramot License Agreement"). As at the date the License Agreement was signed, $15,000 had been paid toward the option payments. The remaining unpaid balance of the one time license fee of $30,000, which was reduced by the option payments of $15,000 noted above, was paid on the date of signing the Ramot License Agreement and totalled $15,000.

On March 26, 2022, the Company provided a notice of termination to Ramot to terminate the Ramot License Agreement, and on the same date, Ramot responded with a letter confirming the termination of the Ramot License Agreement. As a result, the Company recorded a non-cash impairment of $68,358 on the intangible asset during the six months ended March 31, 2022, resulting in a net book value of $nil as at March 31, 2022.

9. Related party transactions

The Company's related parties consist of the Company's directors and officers, and any companies associated with them. During the six months ended March 31, 2023 and 2022, the Company entered into the following transactions with related parties:

  Included in Research and development costs, the Company incurred consulting fees of $421,595 during the six months ended March 31, 2023 (2022 - $478,601).  The consulting fees were for two independent directors for their consulting services, another significant executive (acting substantially in the role of Head of R&D), and 50% of the consulting fees paid to the CEO.
  Included in General and administrative costs, the Company incurred consulting fees and salary of $87,427 during the six months ended March 31, 2022 (2022 - $71,950).  The consulting fees were for 50% of the consulting fees paid to the CEO and salary paid to the CFO.

Shackelford Pharma Inc. Notes to the Condensed Interim Consolidated Financial Statements For the six months ended March 31, 2023 and 2022 (Unaudited - expressed in Canadian dollars)

9. Related party transactions (continued)

As at March 31, 2023, $43,676 was owing to directors, officers or their related companies, which is included in accounts payable and accrued liabilities (September 30, 2022 - $82,340).

Key management includes directors and executive officers and other significant executives of the Company. During the six months ended March 31, 2023 and 2022 no other compensation was paid or payable for key management services.

10. Components of expenses

	2023	2022
	$	$
Research and development expenses
Consulting fees	573,826	765,194
Materials/lab supplies	80,484	64,897
Patent and intellectual property	31,054	95,605
Preclinical	28,200	131,238
Regulatory	-	46,074
R&D Other	11,424	-
Stock-based compensation	254,298	-
	979,286	1,043,008

	2023	2022
	$	$
General and administrative expenses
Consulting fees and salaries	394,049	165,552
Office, rent, insurance, and admin	54,207	89,268
Investor relations	3,428	74,937
Marketing and communication	42,262	52,325
Legal and professional fees	9,911	64,702
Stock-based compensation	266,955	-
	770,813	446,784

Item 4.  Exhibits

Index to Exhibits

Exhibit No.	Description

2.1!	Notice of Articles of Shackelford Pharma Inc.

2.2!	Articles of Shackelford Pharma Inc.

3.1!	Shareholder Rights Agreement

3.2!	Right of First Refusal and Co-Sale Agreement

3.3!	Voting Agreement

4.2!	Form of Share Certificate

4.3!	Form of Subscription Agreement

6.1!	Form of Shareholders Agreement

6.2!	Share Repurchase Agreement

! Incorporated by reference to the Company's Regulation A Offering Statement on Form 1-A/A filed with the SEC on August 18, 2020 (SEC File No. 024-11206).

SIGNATURES

Pursuant to the requirements of Regulation A+, the issuer has duly caused this Semi-Annual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on June 28, 2023.

Shackelford Pharma Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

This Semi-Annual Report on Form 1-SA has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Mark Godsy	June 28, 2023
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Christopher Clark	June 28, 2023
Name: Christopher Clark
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)